Exhibit 99.1

ICON Reports Q3 Revenue of $286 Million, EPS of 29c and Net New Business of $450 Million. (NASDAQ: ICLR) (ISIN:IE0005711209)

Highlights – Third Quarter Fiscal 2012

  Net revenue of $286 million, a 19% increase year on year.
  Income from operations of $20.9 million or 7.3% of net revenue.
  EPS of 29 cents on net income of $17.7 million.
  Gross business wins of $496 million, a gross book to bill of 1.7. Net business wins of $450 million, a net book to bill of 1.6.
  Backlog increased 19% year on year to $2.7 billion.
  Announces plans to proceed with a full listing on NASDAQ, replacing its current NASDAQ ADR programme and to withdraw from the Irish Stock Exchange.

DUBLIN--(BUSINESS WIRE)--November 1, 2012--ICON (NASDAQ:ICLR) (ISIN:IE0005711209) , a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2012.

Net revenues for the quarter grew 19% to $286 million compared to $241 million in the same quarter last year.

Income from operations, before restructuring and other non-recurring charges, for the quarter was $20.9 million or 7.3% of net revenue, compared with $1.1 million or 0.5% of net revenue for the same period last year. Net income before restructuring and other non-recurring charges was $17.7 million or 29 cents per share compared to $1.5 million or 2 cents per share in Q3 2011.

US GAAP income from operations for the quarter was $20.9 million or 7.3% of net revenue, compared with US GAAP losses from operations of $3.7 million or 1.5% of net revenue in the same period last year. US GAAP net income for the quarter was $17.7 million or 29 cents per share compared to a loss of $2.7 million or 4 cents per share last year.

Year-to-date net revenues were $815 million representing a 16% increase over the same period last year.

Year to date income from operations, before restructuring and other non-recurring charges recorded in the second quarter, was $49.3 million or 6.0% of net revenue compared to $32.6 million or 4.6% of net revenue in the same period last year. Net income year to date, excluding restructuring and other non-recurring charges recorded in the second quarter, was $39.6 million or 66 cents per share. In the same period last year, net income year to date, before restructuring and other non-recurring charges was $27.4 million or 45 cents per share.

Year to date US GAAP income from operations was $43.6 million or 5.3% of net revenue, compared to $22.8 million or 3.2% of net revenue for the same period last year. US GAAP net income year to date was $34.7 million or 57 cents per share compared to $18.8 million or 31 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 38 days at September 30, 2012, compared to 52 days at September 30, 2011.

For the quarter ended September 30, 2012, cash generated from operating activities was $29.3 million and capital expenditure was $6.6 million. Cash paid in respect of acquisitions was $17.4 million for the quarter. The company’s net cash amounted to $180 million at September 30, 2012 compared with net cash of $168 million at June 30, 2012.

In our Annual Report for 2011 it was noted that ICON has been considering the structure of its share listings due to its international operations and profile. ICON now plans, subject to finalising the necessary details and arrangements, to proceed with a full listing of shares on NASDAQ and terminate the current NASDAQ ADR programme. It is the company’s view that this change will provide benefits to shareholders, including removing some barriers to ownerships and also the potential for further index inclusion for the stock. As a result of this change, ICON believes the Irish Stock Exchange listing will no longer be necessary and accordingly it is the company’s plan to withdraw from the Irish Stock Exchange. Once the necessary details and arrangements are finalised, we will announce a date for a shareholder meeting to vote on the resolutions required to implement these listing changes.

CEO Ciaran Murray commented, “I am happy with our progress so far in 2012. We have recorded $1.5bn of gross bookings in the first three quarters of the year, produced 16% growth in revenue year to date and our margin recovery continues to go to plan. We continue to strive to be the CRO partner of choice for the biopharma industry and to differentiate our company through our people, industry leading innovation and expanding value added service offerings.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, November 1, 2012 at 9:00 EST [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,280 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited) (Before restructuring and other non-recurring charges)

Three and Nine Months ended September 30, 2012 and September 30, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Gross Revenue	374,965	335,332	1,097,640	958,575

Reimbursable expenses	89,463	94,560	282,798	255,461

Net Revenue	285,502	240,772	814,842	703,114

Costs and expenses
Direct costs	183,332	158,343	525,743	453,679
Selling, general and administrative	70,690	71,629	207,615	188,856
Depreciation and amortization	10,601	9,667	32,233	27,969

Total costs and expenses	264,623	239,639	765,591	670,504

Income from operations	20,879	1,133	49,251	32,610

Net interest (expense)/income	(252)	131	(518)	303

Income before provision for income taxes	20,627	1,264	48,733	32,913

Provision for income taxes	2,889	(202)	9,129	5,559

Net income	17,738	1,466	39,604	27,354

Net income per ordinary share
Basic	$0.30	$0.02	$0.66	$0.45

Diluted	$0.29	$0.02	$0.66	$0.45

Weighted average number of ordinary shares
Basic	59,754,010	60,471,985	59,939,570	60,381,814

Diluted	60,366,137	61,063,020	60,391,199	61,096,464

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Nine Months ended September 30, 2012 and September 30, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Gross Revenue	374,965	335,332	1,097,640	958,575

Reimbursable expenses	89,463	94,560	282,798	255,461

Net Revenue	285,502	240,772	814,842	703,114

Costs and expenses
Direct costs	183,332	158,343	525,743	453,679
Selling, general and administrative	70,690	71,629	207,615	188,856
Depreciation and amortization	10,601	9,667	32,233	27,969
Restructuring and other non-recurring charges	-	4,815	5,636	9,817
Total costs and expenses	264,623	244,454	771,227	680,321

Income/(loss) from operations	20,879	(3,682)	43,615	22,793

Net interest (expense)/income	(252)	131	(518)	303

Income/(loss) before provision for income taxes	20,627	(3,551)	43,097	23,096

Provision for income taxes	2,889	(888)	8,424	4,329

Net income/(loss)	17,738	(2,663)	34,673	18,767

Net income/(loss) per ordinary share
Basic	$0.30	($0.04)	$0.58	$0.31

Diluted	$0.29	($0.04)	$0.57	$0.31

Weighted average number of ordinary shares
Basic	59,754,010	60,471,985	59,939,570	60,381,814

Diluted	60,366,137	61,063,020	60,391,199	61,096,464

ICON plc

Summary Balance Sheet Data

September 30, 2012 and December 31, 2011
(Dollars, in thousands)

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)

Net cash	179,913	174,177

Accounts receivable	231,097	201,338
Unbilled revenue	114,356	126,850
Payments on account	(185,835)	(150,792)
Total	159,618	177,396

Working Capital	209,148	253,514

Total Assets	1,135,229	1,035,467

Shareholder's Equity	719,041	681,544

CONTACT:
ICON
Investor Relations, 1-888-381-7923
or
Brendan Brennan, Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing, VP Investor Relations
+ 353 –1-291-2000